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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          --------

                             Peregrine Systems, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    71366Q 1001
           --------------------------------------------------------
                                 (CUSIP Number)

                                   Beth Toner
            JMI 12680 High Bluff Dr. Ste. 200 San Diego CA 92130
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 30, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---

     John Jay Moores
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

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 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
      U.S. citizen
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power 4,866,820
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power 3,048,231
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power 4,866,820
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power 3,048,231
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     7,915,051
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     40.8
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page     of     Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

          Common Stock, Peregrine Systems, Inc.
                         12670 High Bluff Drive
                         San Diego CA 92130

ITEM 2.  IDENTITY AND BACKGROUND

         John J. Moores
         c/o JMI
         12680 High Bluff Dr. Ste. 200        US Citizen
         San Diego, CA 92130

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A

ITEM 4.  PURPOSE OF TRANSACTION

         N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Aggregate 7,915,051   40.8%
          Sole voting power 4,866,820            Shared voting 3,048,231
          Sole dispositive power 4,866,820       Shared dispositive 3,048,231

          Shared voting and dispositive power is shared with the following as trustees of various trusts:
          Lanny Shulman
          Rebecca Moores
          c/o JMI
          12680 High Bluff Drive
          San Diego, CA 92130.

          The Reporting Person solely sold 309,968 shares of the reported class of securities during the period October 23 through October 30, 1998. The shared power entities sold 188,864 shares of the reported class of securities during the period October 23 through October 30, 1998. All sales were effected under Rule 144 through a broker at prices ranging from $34.8883 to $36.25 per share.

          The Reporting Person solely transferred by gifts (i) 100,000 shares of the reported class of securities on September 8, 1998 and (ii) 3,500 shares of the reported class of securities on October 7, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None




                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        November 9, 1998
                                       ----------------------------------------
                                       (Date

                                        /s/ John J. Moores
                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)